LLOYDS BANKING GROUP PLC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

13 MAY 2011

LLOYDS BANKING GROUP plc

(Translation of registrant’s name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File Nos. 333-167844 and 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

LLOYDS BANKING GROUP PLC

EXPLANATORY NOTE

This Report on Form 6-K contains a trading update for Lloyds Banking Group plc (the “Company”), which includes the unaudited consolidated interim results for the three month period ended 31 March 2011 and is being incorporated by reference into the Registration Statement on Form F-3 with File Nos. 333-167844 and 333-167844-01.

LLOYDS BANKING GROUP PLC

BASIS OF PRESENTATION

This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the quarter ended 31 March 2011. The Group’s first quarter results included in this document, which is incorporated in the Company’s Form F-3 shelf registration statement, do not include amounts already recognised in the Group’s income statement for the year ended 31 December 2010 included in the Group’s Annual Report on Form 20-F for the year ended 31 December 2010. As discussed in greater detail in note 59 on page F-124 of the audited consolidated financial statements included in the Group’s Annual Report on Form 20-F for the year ended 31 December 2010, the Group made a provision of £3,200 million in connection with the sale of payment protection insurance following a UK High Court judgment handed down on 20 April 2011, subsequent discussions with the FSA and analyses prepared by the Group.

Statutory (IFRS) basis
Statutory results are set out on pages 2 and 3 and discussed on pages 4 and 5. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. As a result, comparison on a statutory basis of the 2011 results with 2010 is of reduced benefit.

Combined businesses basis
In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on a ‘combined businesses’ basis. The key principles adopted in the preparation of the combined businesses basis of reporting are described below.

•	In order to reflect the impact of the acquisition of HBOS, the unwind of acquisition-related fair value adjustments is shown as one line in the combined businesses income statement.
•	In order to better present the business performance the following items, not related to acquisition accounting, have also been excluded:
	–	integration costs;
	–	insurance and policyholder interests volatility;
	–	amortisation of purchased intangibles;
	–	the payment protection insurance provision;
	–	the curtailment loss in respect of the Group’s defined benefit pension schemes;
	–	the customer goodwill payments provision; and
	–	loss on disposal of businesses.

Unless otherwise stated income statement commentaries throughout this document compare the three month period ended 31 March 2011 to the three month period ended 31 March 2010 and the balance sheet analysis compares the Group balance sheet as at 31 March 2011 to the Group balance sheet as at 31 December 2010.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group or the Group’s management’s beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EU state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

LLOYDS BANKING GROUP PLC

FIRST QUARTER 2011: KEY HIGHLIGHTS

SIGNIFICANT FURTHER PROGRESS IN REDUCING THE GROUP’S RISK PROFILE

•

Further asset reduction ahead of expectations in the quarter. Reduction includes sales of certain treasury assets of £10.7 billion, resulting in losses on disposals of £426 million, broadly offset by accelerated fair value unwind of £399 million. While the treasury asset disposals will result in lower future fair value unwind, these transactions have provided significant funding flexibility.

•

Continued progress in further securing our funding position with £13.5 billion of public funding issuance in the first quarter, and an increase in customer deposits (excluding repurchase agreements) of £6.8 billion.

•	Substantial reduction in liquidity support from government and central bank facilities of £26.2 billion in the first quarter to £70.4 billion.

•	Core tier 1 ratio of 10.0 per cent (Q4 2010: 9.6 per cent), reflecting the effect of a reduction in risk-weighted assets of £15 billion partially offset by a statutory loss.

TRADING PERFORMANCE

•	Statutory (IFRS) loss before tax of £270 million (Q1 2010: profit of £721 million).

•	Combined businesses basis profit of £284 million (Q1 2010: £1,104 million).

LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended 31 Mar 2011 £ million	Three months ended 31 Mar 2010 £ million

Interest and similar income	6,648	7,352
Interest and similar expense	(3,756)	(4,323)

Net interest income	2,892	3,029

Fee and commission income	1,068	1,111
Fee and commission expense	(326)	(365)

Net fee and commission income	742	746
Net trading income	1,115	5,614
Insurance premium income	2,048	2,133
Other operating income	842	821

Other income	4,747	9,314

Total income	7,639	12,343
Insurance claims	(2,451)	(6,310)

Total income, net of insurance claims	5,188	6,033
Operating expenses	(3,285)	(3,373)

Trading surplus	1,903	2,660
Impairment	(2,183)	(1,911)
Share of results of joint ventures and associates	10	(28)

(Loss) profit before tax	(270)	721
Taxation	177	(517)

(Loss) profit for the period	(93)	204

Profit attributable to non-controlling interests	10	35
(Loss) profit attributable to equity shareholders	(103)	169

(Loss) profit for the period	(93)	204

Basic earnings per share	(0.2)p	0.3p
Diluted earnings per share	(0.2)p	0.3p

LLOYDS BANKING GROUP PLC

SUMMARY STATUTORY (IFRS) CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at 31 Mar 2011 £ million	As at 31 Dec 2010 £ million

Assets
Cash and balances at central banks	54,185	38,115
Trading and other financial assets at fair value through profit or loss	154,995	156,191
Derivative financial instruments	44,371	50,777
Loans and receivables:

Loans and advances to customers	585,431	592,597
Loans and advances to banks	30,046	30,272
Debt securities	18,919	25,735

	634,396	648,604
Available-for-sale financial assets	33,881	42,955
Held-to-maturity investments	7,784	7,905
Other assets	52,887	47,891

Total assets	982,499	992,438

Liabilities
Deposits from banks	38,353	50,363
Customer deposits	398,867	393,633
Trading and other financial liabilities at fair value through profit or loss	22,547	26,762
Derivative financial instruments	37,199	42,158
Debt securities in issue	232,528	228,866
Liabilities arising from insurance and investment contracts	132,050	132,092
Subordinated liabilities	35,124	36,232
Other liabilities	41,558	37,766

Total liabilities	938,226	947,872

Total equity	44,273	44,566

LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) Q1 PERFORMANCE (UNAUDITED)

The Group recorded a loss before tax of £270 million for the three months to 31 March 2011 compared to a profit before tax of £721 million for the three months to 31 March 2010.

Net interest income decreased by £137 million to £2,892 million in the three months to 31 March 2011 compared to £3,029 million in the same period in 2010; net interest margins fell, reflecting the costs of increased wholesale funding, including that associated with greater than anticipated term issuance in the quarter, and strong deposit growth in an increasingly competitive market.

Other income decreased by £4,567 million to £4,747 million largely due to a £4,499 million reduction in net trading income, driven by the impact of market conditions on the Group’s insurance businesses, relative to the three months to 31 March 2010. These market movements are in relation to policyholder assets and, together with reductions in insurance premium income, are largely offset in the Group’s income statement by a £3,859 million reduction in the insurance claims expense and a reduction in interest expense in respect of Open Ended Investment Companies. Net trading income was also impacted by a £225 million increase in mark-to-market losses arising from the equity conversion feature of the Group’s Enhanced Capital Notes.

Overall, total income net of insurance claims decreased by £845 million to £5,188 million for the three months to 31 March 2011 from £6,033 million in the three months to 31 March 2010.

Total operating expenses decreased by £88 million to £3,285 million in the three months to 31 March 2011 compared to £3,373 million in the three months to 31 March 2010. There was a £102 million decrease in integration costs relating to the combination of the Lloyds TSB and HBOS businesses (£333 million in the three months to 31 March 2011 compared to £435 million in the equivalent period in 2010). Excluding integration costs, operating expenses in the three months to 31 March 2011 were £14 million higher at £2,952 million compared to £2,938 million in the same period last year. The Group’s cost: income ratio (operating expenses as a percentage of total income, net of insurance claims) for the three months to 31 March 2011 was 63.3 per cent compared to 55.9 per cent for the three months to 31 March 2010.

Impairment losses increased by £272 million to £2,183 million in the three months to 31 March 2011 compared to £1,911 million in the three months to 31 March 2010. Within Retail, the secured impairment charge increased as it continues to be impacted by downward house price movements; however this was more than offset by a reduction in the unsecured impairment charge reflecting continued improving portfolio trends resulting from the Group’s prudent risk appetite, management actions taken over the past two years, and relatively stable unemployment. The Wholesale impairment charge has fallen by £228 million, reflecting continued robust risk management, the stabilising UK and US economic environment in 2010 and the low interest rate environment helping to maintain defaults at a lower level. In Wealth and International, the impairment charge was £640 million higher than in the first quarter of 2010 due to increased impairment charges in portfolios in Ireland and Australasia. In Ireland the level of provisions against the portfolio has increased by £473 million to £1,110 million compared to £637 million in the first quarter of 2010 given the further deterioration in the Irish economy and allowing for further potential falls in commercial real estate prices in Ireland of approximately 10 per cent. In Australasia, although economic performance has been robust overall, the Group’s portfolio has significant geographical and sector concentrations and these assets continue to be a concern. The Group also took a charge in the quarter as a result of losses arising from the earthquake in New Zealand.

LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) Q1 PERFORMANCE (UNAUDITED) (continued)

On the balance sheet, total assets were £9,939 million, or 1 per cent, lower at £982,499 million compared to £992,438 million at 31 December 2010 reflecting the continuing disposal of assets which are outside of the Group’s appetite. Loans and advances to customers decreased by £7,166 million, or 1 per cent, from £592,597 million at 31 December 2010 to £585,431 million at 31 March 2011. Customer deposits increased by £5,234 million, or 1 per cent, to £398,867 million compared to £393,633 million at 31 December 2010, following growth in retail deposit balances, and debt securities in issue were £3,662 million, or 2 per cent, higher at £232,528 million compared to £228,866 million at 31 December 2010; overall funding requirements, however, were reduced and there was a £12,010 million, or 24 per cent, reduction in deposits from banks from £50,363 million at 31 December 2010 to £38,353 million at 31 March 2011.

Shareholders’ equity decreased by £97 million from £43,725 million at 31 December 2010 to £43,628 million at 31 March 2011.

At the end of March 2011, the Group’s capital ratios had increased with a total capital ratio on a Basel II basis of 14.8 per cent (compared to 14.5 per cent at 31 December 2010), a tier 1 ratio of 11.4 per cent (compared to 11.0 per cent at 31 December 2010) and a core tier 1 ratio of 10.0 per cent (compared to 9.6 per cent at 31 December 2010). A reduction of £986 million in total capital was more than offset by the benefit of a £15,428 million, or 4 per cent, reduction in risk-weighted assets from £406,372 million at 31 December 2010 to £390,944 million at 31 March 2011.

LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) AND OTHER INFORMATION

Income statement ratios

	Three months ended 31 Mar 2011	Three months ended 31 Mar 2010	Three months ended 31 Dec 2010

Cost: income ratio[1]	63.3%	55.9%	121.8%
Impairment as a % of average advances	1.42%	1.18%	1.88%

Capital and balance sheet

	As at 31 Mar 2011	As at 31 Dec 2010	Change %

Loans and advances to customers[2]	£585.4bn	£592.6bn	(1)
Customer deposits[3]	£398.9bn	£393.6bn	1
Wholesale funding >1 year maturity	49%	50%
Loan to deposit ratio[4]	148%	154%
Funded assets[5]	£632.9bn	£655.0bn	(3)
Risk-weighted assets	£390.9bn	£406.4bn	(4)
Core tier 1 capital ratio	10.0%	9.6%
Net tangible assets per share	55.8p	59.2p	(6)

	Three months ended 31 Mar 2011	Three months ended 31 Mar 2010	Three months ended 31 Dec 2010

Average interest-earning banking assets	£612.1bn	£649.5bn	£628.6bn

[1]	Operating expenses divided by total income, net of insurance claims.
[2]	Includes reverse repurchase agreements of £7.6 billion (31 December 2010: £3.1 billion).
[3]	Includes repurchase agreements of £9.6 billion (31 December 2010: £11.1 billion).
[4]	Excludes repos and reverse repos.
[5]	Includes loans and advances to customers, loans to banks and debt securities not eligible as primary assets.

Independent Commission on Banking
The Group has reviewed the Interim Report from the Independent Commission on Banking (ICB) and will consider and respond to the options presented more fully in due course. We are surprised that the Interim Report is proposing a potential expansion of the divestiture of at least 600 branches as mandated by the EU (Project Verde), which we believe is not in the interests of our customers and may significantly delay meeting the commitments agreed between the UK Government and the EU. We will continue to play a constructive role in the debate and to consult with the ICB during the coming months ahead of the publication of its final report in September.

LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) AND OTHER INFORMATION (continued)

Lending to homeowners and businesses
The Group continues to provide active support for the UK’s economic recovery, including through the range of services we provide to our mortgage and business customers. In the first quarter of 2011 we have provided £5.8 billion of gross mortgage lending (including remortgages) to UK homeowners and £10.3 billion of committed gross lending to UK businesses. Of committed gross lending to UK businesses, £3.3 billion has been to SMEs. The year-on-year growth in net advances to SMEs was 2 per cent as at the end of March 2011 which compares favourably with the negative growth in SME lending across the industry reported in the latest available market statistics from the Bank of England.

The Group achieved an approximately 20 per cent market share of gross mortgage lending in the first quarter of 2011, in markets which remained generally subdued. Unsecured lending balances continue to trend lower, reflecting lower customer demand and continuing customer deleveraging.

Under the terms of our previous lending commitments to the UK Government, we agreed to make available gross new lending of £67 billion in the 12 months to 28 February 2011, of which £23 billion would be to homeowners and £44 billion to UK businesses (including £11 billion to SMEs). During this period we exceeded our lending commitments. Lending that qualified under the programme totalled £23.5 billion to UK homeowners and £48.7 billion to UK businesses, of which £11.7 billion was to SMEs.

In February 2011, we announced, along with four other major UK banks and in the context of an agreement with the UK Government, our intent to continue our support for the UK economic recovery by jointly delivering more gross lending in 2011 than was provided in 2010. In addition, we jointly undertook to provide the capacity to support additional gross new lending of up to £190 billion to creditworthy UK businesses (including £76 billion for SMEs), if sufficient demand emerges.

Payment protection insurance
There has been extensive scrutiny of the Payment Protection Insurance (PPI) market in recent years.

In October 2010, the UK Competition Commission confirmed its decision to prohibit the active sale of PPI by a distributor to a customer within seven days of a sale of credit. This followed the completion of its formal investigation into the supply of PPI services (other than store card PPI) to non-business customers in the UK in January 2009 and a referral of the proposed prohibition to the Competition Appeal Tribunal. The Competition Commission consulted on the wording of a draft order to implement its findings from October 2010, and published the final Order on 24 March 2011 which became effective on 6 April 2011. Following an earlier decision to stop selling single premium PPI products, the Group ceased to offer PPI products to its customers in July 2010.

On 29 September 2009 the FSA announced that several firms had agreed to carry out reviews of past sales of single premium loan protection insurance. Lloyds Banking Group agreed in principle that it would undertake a review in relation to sales of single premium loan protection insurance made through its branch network since 1 July 2007. That review will now form part of the ongoing PPI work referred to below.

On 1 July 2008, the Financial Ombudsman Service (FOS) referred concerns regarding the handling of PPI complaints to the Financial Services Authority (FSA) as an issue of wider implication. On 2 September 2009 and 9 March 2010, the FSA issued consultation papers on PPI complaints handling. The FSA published its Policy Statement on 10 August 2010, setting out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by 1 December 2010.

LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) AND OTHER INFORMATION (continued)

On 8 October 2010, the British Bankers’ Association (BBA), the principal trade association for the UK banking and financial services sector, filed an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008.

The Judicial Review hearing was held in late January 2011 and on 20 April 2011 judgment was handed down by the High Court dismissing the BBA’s application. On 9 May 2011, the BBA confirmed that the banks and the BBA did not intend to appeal the judgment.

As disclosed in the Group’s Form 20-F for the year ended 31 December 2010, the Group has been in discussions with the FSA with a view to seeking clarity around the detailed implementation of the Policy Statement. As a result, and given the initial analysis that the Group has conducted of compliance with applicable sales standards, which is continuing, the Group has concluded that there are certain circumstances where customer contact and/or redress will be appropriate. Accordingly the Group made a provision in its income statement, included on Form 20-F, for the year ended 31 December 2010 of £3,200 million in respect of the anticipated costs of such contact and/or redress, including administration expenses. There are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties of assessing the impact of detailed implementation of the Policy Statement for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.

Other legal and regulatory
Financial Services Compensation Scheme (FSCS) costs in respect of certain investment company failures have now started to emerge and, although relevant costs cannot be predicted, we expect that during the course of 2011 the Group will be required to make contributions towards such costs as required by the FSCS.

Balance sheet

	As at 31 Mar 2011 £bn	As at 31 Dec 2010 £bn

Funded assets[1]	632.9	655.0

1 Includes loans and advances to customers, loans to banks and debt securities not eligible as primary assets.

	Three months ended 31 Mar 2011	Three months ended 31 Mar 2010	Three months ended 31 Dec 2010

Average interest-earning banking assets	£612.1bn	£649.5bn	£628.6bn

LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) AND OTHER INFORMATION (continued)

Capital resources

	As at 31 Mar 2011	As at 31 Dec 2010

Risk-weighted assets	£390.9bn	£406.4bn
Core tier 1 ratio	10.0%	9.6%
Tier 1 capital ratio	11.4%	11.0%
Total capital ratio	14.8%	14.5%

Strong capital ratios
Our core tier 1 ratio now stands at 10.0 per cent (Q4 2010: 9.6 per cent), reflecting the effect of a reduction in risk-weighted assets partially offset by the statutory loss. Risk-weighted assets reduced by 4 per cent to £390.9 billion, driven by the run-down of certain asset portfolios in the first quarter, strong management of risk and tighter risk criteria for new business. We do not expect further reductions in risk-weighted assets in the remainder of the year, given that anticipated model changes are expected to offset the effect of further asset reductions.

Liquidity and funding

	As at 31 Mar 2011	As at 31 Dec 2010

Wholesale funding	£303.1bn	£298.0bn
Customer deposits[1]	£389.3bn	£382.5bn
Loan to deposit ratio[2]	148%	154%
Government and central bank funding	£70.4bn	£96.6bn
Proportion of wholesale funding with maturity of greater than one year	49%	50%

[1]	Excludes repos.
[2]	Excludes repos and reverse repos.

A strengthened liquidity and funding position
The Group made excellent progress against its funding objectives in 2010 and this continued in the first quarter of 2011, with £13.5 billion of public term issuance across a broad range of products and currencies. The Group continues to benefit from access to a broad range of funding products and markets, and has continued to diversify its funding base by accessing new markets previously untapped by the Group.

The Group also continues to enhance its liquidity position with support from a robust and stable customer deposit base. Total customer deposits (excluding repos) increased by £6.8 billion in the last three months reflecting good growth in relationship deposits in Retail and in Wealth and International. During the quarter we continued to build our current account and savings customer franchises, increasing deposit balances, in what remains a competitive market for customer deposits.

This excellent progress in funding, together with customer deposit growth and the reduction in the size of our balance sheet, facilitated an accelerated reduction in liquidity support from government and central bank sources, with £26.2 billion achieved in the first quarter of 2011 leaving £70.4 billion outstanding.

During the last three months the absolute level of Group wholesale funding increased slightly to £303.1 billion, from £298.0 billion at the end of 2010, reflecting new issuance during the quarter. The tenor of issuance in the first quarter of 2011 also allowed the Group to broadly maintain its maturity profile of wholesale funding with

LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) AND OTHER INFORMATION (continued)

49 per cent of wholesale funding having a maturity date greater than one year at 31 March 2011. By the end of March 2011, our loan to deposit ratio, excluding repos and reverse repos, had improved to 148 per cent from 154 per cent at 31 December 2010.

Integration costs
Integration costs of £333 million were incurred in the first quarter of 2011, bringing the total integration costs since the HBOS acquisition to £3,083 million. The integration costs relate to severance, IT and business costs of implementation.

Volatility arising in insurance businesses
A large proportion of the funds held by the Group’s insurance businesses are invested in assets which are expected to be held on a long-term basis and which are inherently subject to short-term investment market fluctuations. Whilst it is expected that these investments will provide enhanced returns over the longer term, the short-term effect of investment market volatility can be significant. In the first three months of 2011, lower equity market returns compared to our long-term assumptions have contributed to negative insurance and policyholder interests volatility of £28 million and £49 million respectively. This compares to positive insurance volatility of £97 million and policyholder interests volatility of £117 million in the first quarter of 2010.

Taxation
The tax credit for the quarter to 31 March 2011 was £177 million. This reflects a higher effective tax rate than the UK statutory rate primarily due to the net effect of unrelieved losses now recognised, policyholder tax, and the effect on deferred tax of the reduction in the UK corporation tax rate to 26 per cent with effect from 1 April 2011, which passed into legislation on 29 March 2011.

LLOYDS BANKING GROUP PLC

COMBINED BUSINESSES BASIS INFORMATION

SATISFACTORY TRADING PERFORMANCE ON A COMBINED BUSINESSES BASIS GIVEN SUBDUED UK ECONOMY, A COMPETITIVE MARKET AND RISK REDUCTION

•

Underlying income of £5,203 million (Q1 2010: £5,968 million, Q4 2010: £5,748 million), with the decline reflecting the losses on sales of certain treasury assets of £426 million, lower banking net interest margin, which includes the impact of higher funding costs, the ongoing reduction in the size of the balance sheet, continued customer deleveraging and subdued lending demand.

•

Banking net interest margin of 2.07 per cent (Q1 2010: 2.08 per cent, Q4 2010: 2.12 per cent), reflecting the costs of increased wholesale funding, including that associated with greater than anticipated term issuance in the quarter to further strengthen our funding position, and strong deposit growth in what remains a competitive market. These conditions are expected to continue in the remainder of this year.

•

Continued progress on the integration programme, delivering annual run-rate cost savings of £1,570 million per annum at end March 2011, and on track to deliver £2 billion of cost synergies and other operating efficiencies by the year end. We continue to expect costs for the year as a whole to be broadly flat when compared to 2010, with savings partially offset by increased investment, regulatory and other costs.

•

Group impairment charge of £2,608 million (Q1 2010: £2,415 million, Q4 2010: £3,755 million). The charge was approximately £500 million more than our initial expectations, predominantly due to Ireland, where the impairment charge was £1,144 million in the first quarter, as we are now allowing for further potential falls in commercial real estate prices in Ireland of approximately 10 per cent. The impairment charge in the remainder of our portfolio overall was in line with expectations.

•

The Group continues to support small and medium-sized enterprises (SME) lending. The year-on-year growth in net advances to SMEs was 2 per cent as at the end of March 2011 which compares favourably with the negative growth in SME lending across the industry reported in the latest available market statistics from the Bank of England.

LLOYDS BANKING GROUP PLC

COMBINED BUSINESSES BASIS INFORMATION (continued)

SUMMARY OF RESULTS (UNAUDITED)

Combined businesses consolidated income statement

	Three months ended 31 Mar 2011 £ million	Three months ended 31 Mar 2010 £ million	Three months ended 31 Dec 2010 £ million

Net interest income	3,231	3,508	3,597
Other income	1,688	2,546	2,005

Total income	4,919	6,054	5,602
Insurance claims	(114)	(154)	(165)

Total income, net of insurance claims	4,805	5,900	5,437
Operating expenses	(2,751)	(2,734)	(2,787)

Trading surplus	2,054	3,166	2,650
Impairment	(2,608)	(2,415)	(3,755)
Share of results of joint ventures and associates	9	(29)	12

(Loss) profit before tax and fair value unwind	(545)	722	(1,093)
Fair value unwind	829	382	817

Profit (loss) before tax – combined businesses	284	1,104	(276)

The basis of preparation of the combined businesses income statement is set out earlier in this document.

Management uses the aggregated total of the combined businesses segmental results, a non-GAAP measure, as a measure of performance, and believes that it provides important information for investors, because it is a comparable representation of the Group’s performance. Profit before tax is the comparable GAAP measure to profit before tax on a combined businesses basis; a reconciliation of the Group’s statutory (IFRS) income statement to its combined businesses income statement is shown below. Readers should be aware that the combined businesses basis excludes certain items, as indicated in the tables below, reflected in the Group’s statutory (IFRS) results and includes certain items, also indicated in the tables below, not reflected in the Group’s statutory (IFRS) results.

LLOYDS BANKING GROUP PLC

COMBINED BUSINESSES BASIS INFORMATION (continued)

Reconciliation of combined businesses profit (loss) before tax to statutory (IFRS) (loss) profit before tax for the period

	Three months ended 31 Mar 2011 £ million	Three months ended 31 Mar 2010 £ million	Three months ended 31 Dec 2010 £ million

Profit (loss) before tax – combined businesses	284	1,104	(276)
Integration costs	(333)	(435)	(481)
Volatility arising in insurance businesses	(77)	214	196
Amortisation of purchased intangibles	(144)	(162)	(151)
Payment protection insurance provision	–	–	(3,200)
Pension curtailment loss	–	–	(109)
Customer goodwill payments provision	–	–	(500)
Loss on disposal of businesses	–	–	(365)

(Loss) profit before tax – statutory	(270)	721	(4,886)

Income statement ratios

	Three months ended 31 Mar 2011	Three months ended 31 Mar 2010	Three months ended 31 Dec 2010

Banking net interest margin	2.07%	2.08%	2.12%
Underlying cost:income ratio[1]	52.9%	45.8%	48.5%
Impairment as a % of average advances	1.70%	1.50%	2.21%

[1]

Operating expenses divided by total underlying income, net of insurance claims. The underlying cost:income ratio for the three months ended 31 March 2011 includes losses on disposals of certain treasury assets of £426 million. If these were to be excluded, the ratio would be 48.9 per cent.

LLOYDS BANKING GROUP PLC

COMBINED BUSINESSES BASIS INFORMATION (continued)

Q1 2011 performance on a combined businesses basis – summary
The first quarter of 2011 has seen continued economic and regulatory uncertainty. In the UK, sentiment and economic performance is being affected by concerns over austerity measures and cost inflation, and by global factors including instability in the Middle East and North Africa, and natural disasters such as in Japan and New Zealand. Regulation of the banking industry continues to evolve, and we are engaging actively with our regulators and the Independent Commission on Banking.

Against this backdrop, the Group has focused on further reducing risk in the first quarter of 2011, with asset reductions ahead of our expectations, strong growth in customer deposits, and significant progress made against our 2011 term funding objective. Together, these have facilitated further substantial reductions in liquidity support from government and central bank facilities.

In the first quarter of 2011, the Group delivered a satisfactory trading performance on a combined businesses basis given the subdued UK economic environment and risk reduction initiatives, with a profit before tax on a combined businesses basis of £284 million, compared to a profit before tax of £1,104 million in Q1 2010.

Significant further progress in reducing the Group’s risk profile
We capitalised on market opportunities to achieve further asset reductions ahead of expectations in this quarter. This reduction included sales of certain treasury assets of £10.7 billion, which resulted in losses on disposals of £426 million included within other operating income, broadly offset by a related accelerated fair value unwind of £399 million. While the treasury asset disposals will result in lower fair value unwind of approximately £0.2 billion in the remainder of 2011, these transactions have provided significant funding flexibility.

We are also pleased to have made excellent progress in further improving our funding position, despite relatively high funding costs, with £13.5 billion of public term funding in the first quarter, and an increase of £6.8 billion in customer deposits (excluding repos) in an increasingly competitive market.

The asset reduction, combined with customer deposit growth and term issuance, has facilitated an accelerated reduction in our liquidity support from government and central bank facilities of £26.2 billion to £70.4 billion in the first quarter of which £44.4 billion relates to outstandings under the UK Credit Guarantee Scheme.

Our core tier 1 ratio now stands at 10.0 per cent (Q4 2010: 9.6 per cent), reflecting the effect of a reduction in risk-weighted assets of £15 billion partially offset by the statutory loss. Our loan to deposit ratio, excluding repos and reverse repos, improved to 148 per cent (Q4 2010: 154 per cent).

Satisfactory trading performance on a combined businesses basis
The Group’s income performance reflected continued balance sheet reductions, including the losses on sales of certain treasury assets of £426 million, and lower banking net interest margin, with total underlying income 13 per cent lower than in Q1 2010 and 9 per cent lower than in Q4 2010. Total income decreased by 19 per cent year-on-year, being additionally affected by the absence in 2011 of benefits from liability management exercises, and a £225 million increase in mark-to-market losses arising from the equity conversion feature of the Group’s Enhanced Capital Notes. The Group’s banking net interest margin was 2.07 per cent (Q1 2010: 2.08 per cent, 2010 Q4 2.12 per cent), reflecting the costs of increased wholesale funding and strong deposit growth in what remains a competitive market. These conditions are expected to continue in the remainder of this year.

LLOYDS BANKING GROUP PLC

COMBINED BUSINESSES BASIS INFORMATION (continued)

The Group delivered continued strong progress on the integration programme, which, at the end of the first quarter, was delivering annualised run-rate cost savings of £1,570 million per annum, and is on track to deliver £2 billion of run-rate cost savings by the year end. Cost savings were, however, partially offset by increased investment, regulatory and other costs and we continue to expect costs for the year as a whole to be broadly flat when compared to 2010.

The impairment charge in the quarter was £2,608 million, £193 million higher than in Q1 2010, but a reduction of £1,147 million from the charge in Q4 2010. The charge was approximately £500 million above our initial expectations, which was predominantly due to Ireland where we are now allowing for further potential falls in commercial real estate prices of approximately 10 per cent. This resulted in an impairment charge relating to our Irish portfolio of £1,144 million in the quarter. The impairment charge in the remainder of our portfolio overall was in line with expectations.

Combined businesses results summary – income

	Three months ended 31 Mar 2011 £m	Three months ended 31 Mar 2010 £m	Change %	Three months ended 31 Dec 2010 £m	Change %

Net interest income	3,231	3,508	(8)	3,597	(10)
Other income:
Underlying other income	2,086	2,614	(20)	2,316	(10)
Liability management gains	–	105		–
Reduction in fair value of equity conversion feature of ECNs	(398)	(173)		(311)

	1,688	2,546	(34)	2,005	(16)
Total income	4,919	6,054	(19)	5,602	(12)
Insurance claims	(114)	(154)		(165)
Total income, net of insurance claims	4,805	5,900	(19)	5,437	(12)

Underlying income

	Three months ended 31 Mar 2011 £m	Three months ended 31 Mar 2010 £m	Change %	Three months ended 31 Dec 2010 £m	Change %

Net interest income	3,231	3,508	(8)	3,597	(10)
Underlying other income	2,086	2,614	(20)	2,316	(10)
Insurance claims	(114)	(154)		(165)
Total underlying income	5,203	5,968	(13)	5,748	(9)

LLOYDS BANKING GROUP PLC

COMBINED BUSINESSES BASIS INFORMATION (continued)

Revenue performance reflects subdued economic environment and risk reduction initiatives
Total income, net of insurance claims, decreased by 19 per cent to £4,805 million in Q1 2011 compared to £5,900 million in Q1 2010. This included a reduction of £105 million due to the absence this year of benefits from liability management exercises, and a £225 million increase to £398 million in the mark-to-market losses arising from the equity conversion feature of the Group’s Enhanced Capital Notes.

Total underlying income, which excludes these items, decreased by 13 per cent compared to Q1 2010, reflecting continued balance sheet reductions, including losses of £426 million on sales of certain treasury assets and lower banking net interest margin. Excluding the losses on sales of these treasury assets, total underlying income fell 6 per cent over the same period. The Group’s revenue performance was impacted by the reduction in the size of the balance sheet as we experience continued customer deleveraging, subdued lending demand, and margin reductions.

Group net interest income decreased by 8 per cent compared with Q1 2010 and 10 per cent compared with Q4 2010. The net interest margin from our banking businesses fell to 2.07 per cent (Q1 2010: 2.08 per cent, Q4 2010: 2.12 per cent) reflecting the costs of increased wholesale funding, including that associated with greater than anticipated term issuance in the quarter, and strong deposit growth in an increasingly competitive market. These conditions are expected to continue in the remainder of this year.

Other income decreased by 34 per cent to £1,688 million year-on-year. Excluding movements in the fair value of the equity conversion feature of the ECNs and gains from liability management activities in 2010, underlying other income decreased by 20 per cent compared to Q1 2010, and by 10 per cent compared to Q4 2010. The year-on-year fall largely reflects the loss on disposal of certain treasury assets in Q1 2011 against gains on disposals in Q1 2010, and lower cross-sale income in Wholesale due to lower levels of new lending activity.

Combined businesses results summary – expenses

	Three months ended 31 Mar 2011 £m	Three months ended 31 Mar 2010 £m	Change %	Three months ended 31 Dec 2010 £m	Change %

Operating expenses	2,751	2,734	(1)	2,787	1

Integration synergies run rate	1,570	977		1,379
Underlying cost:income ratio	52.9%[1]	45.8%		48.5%

[1]

The underlying cost:income ratio for the three months ended 31 March 2011 includes losses on disposals of certain treasury assets of £426 million. If these were to be excluded, the ratio would be 48.9 per cent.

We have continued to make significant progress with the integration programme with annual run-rate savings totalling £1,570 million achieved as at 31 March 2011. The Group remains on track to deliver a run-rate of £2 billion per annum of cost synergies and other operating efficiencies by the end of 2011.

As legislation has not yet been substantively enacted, we have not been able to accrue for the cost of the Bank Levy during the first quarter of 2011. However, we continue to expect the cost of the Bank Levy for the full year to be approximately £260 million.

LLOYDS BANKING GROUP PLC

COMBINED BUSINESSES BASIS INFORMATION (continued)

On 1 March 2011, we announced that, in order to meet our obligations under EU State Aid commitments and to ensure that we retain maximum flexibility, we would accelerate the start of the disposal process of at least 600 UK branches, associated customer assets and liabilities and a proportion of our mortgage assets. While costs have so far been modest relative to the likely substantial total cost, activity is now increasing. As previously advised, costs related to the disposal will be excluded from combined businesses results.

Combined businesses results summary – impairment charge

	Three months ended 31 Mar 2011 £m	Three months ended 31 Mar 2010 £m	Three months ended 31 Dec 2010 £m

Retail
Secured	127	(45)	184
Unsecured	459	627	585
	586	582	769
Wholesale	581	983	431
Wealth and International
Ireland	1,144	699	2,093
Other	297	151	462
	1,441	850	2,555
Impairment charge	2,608	2,415	3,755

The impairment charge of £2,608 million in the first quarter of 2011 was approximately £500 million above our initial expectations. This was predominantly due to Ireland, where we are now allowing for further potential falls in commercial real estate prices of approximately 10 per cent. The impairment charge in the remainder of our portfolio overall was in line with expectations.

Impaired loans increased by 3 per cent to £66.3 billion, representing 11 per cent of closing advances, principally driven by a further increase in impaired loans in Ireland. The coverage ratio of the Group’s impaired loans and advances to customers was 45 per cent (31 December 2010: 46 per cent).

In Retail, the secured impairment charge continues to be impacted by downward house price movements and was £127 million in Q1 2011, consistent with our expectation for an increase in this charge in 2011 compared to 2010, as a result of the early signs of strain we saw in the second half of 2010 and the subdued UK economic environment. The proportion of the mortgage portfolio with an indexed loan-to-value of greater than 100 per cent increased slightly to 13.5 per cent in the quarter from 13.2 per cent at 31 December 2010. The value of the portfolio with an indexed loan-to-value greater than 100 per cent and more than three months in arrears also increased slightly by £0.1 billion and is now £3.3 billion, representing less than 1 per cent of the portfolio. The number of mortgage customers new to arrears has, however, remained relatively stable, and remains well below the peak experienced in the second half of 2008. The total value of cases greater than three months in arrears has reduced since December 2010. As a result of increased provisions, impairment provisions as a percentage of impaired loans increased from 23.5 per cent to 24.4 per cent.

The unsecured impairment charge in the quarter was £459 million, a decrease of 27 per cent year-on-year and 22 per cent compared to Q4 2010, reflecting continued improving portfolio trends resulting from the Group’s prudent risk appetite, management actions taken over the past two years, and relatively stable unemployment.

LLOYDS BANKING GROUP PLC

COMBINED BUSINESSES BASIS INFORMATION (continued)

Unsecured impaired loans decreased to £2.9 billion from £3.0 billion at 31 December 2010 as a result of fewer cases going into arrears, the high quality of new business and increased write off of impaired loans. Impairment provisions as a percentage of impaired loans decreased to 49.4 per cent from 50.6 per cent at 31 December 2010, driven largely by relatively highly provided assets being written down combined with more stringent criteria for unsecured collections repayment plans.

The Wholesale impairment charge has fallen significantly over the last 12 months to £581 million in the first quarter of 2011. The increase from Q4 2010 reflects the benefit in that quarter of both releases of provisions and write-backs relating to the sale of assets. The significant fall in the last 12 months reflects continued robust risk management, the stabilising UK and US economic environment in 2010 and the low interest rate environment helping to maintain defaults at a lower level.

In Wealth and International, although the impairment charge has fallen significantly in the last three months, the level of losses continues to be substantial. The impairment charge of £1,441 million in Q1 2011 was significantly higher than in Q1 2010 due to increased impairment charges in portfolios in Ireland and Australasia. During the past three months, a further approximately 7 per cent of the £27.6 billion Irish book has become impaired, resulting in approximately 60 per cent of the portfolio now being impaired. We have further increased the level of provisions against the portfolio given the further deterioration in the Irish economy and allowing for further potential falls in commercial real estate prices in Ireland of approximately 10 per cent. Provisions as a percentage of impaired Irish loans were 56 per cent at the end of March 2011 (Q4 2010: 54 per cent). In Australasia, although economic performance has been robust overall, the Group’s portfolio has significant geographical and sector concentrations and these assets continue to be a concern. The Group also took a charge of £70 million in the quarter as a result of losses arising from the earthquake in New Zealand.

LLOYDS BANKING GROUP PLC

NON-GAAP MEASURES

Combined businesses basis

Management uses the aggregated total of the combined businesses segmental results, a non-GAAP measure, as a measure of performance, and believes that it provides important information for investors, because it is a comparable representation of the Group’s performance. Profit before tax is the comparable GAAP measure to profit before tax on a combined businesses basis; a reconciliation of the Group’s statutory (IFRS) income statement to its combined businesses income statement is shown below. Readers should be aware that the combined businesses basis excludes certain items, as indicated in the tables below, reflected in the Group’s statutory (IFRS) results and includes certain items, also indicated in the tables below, not reflected in the Group’s statutory (IFRS) results.

Set out below is a reconciliation from the Group’s statutory (IFRS) results to the combined businesses basis.

		Removal of:

Q1 2011	Lloyds Banking Group statutory	Acquisition related items[1]	Volatility arising in insurance businesses	Insurance gross up	Fair value unwind	Combined businesses
	£m	£m	£m	£m	£m	£m

Net interest income	2,892	–	(5)	95	249	3,231
Other income	4,747	–	82	(2,469)	(672)	1,688

Total income	7,639	–	77	(2,374)	(423)	4,919
Insurance claims	(2,451)	–	–	2,337	–	(114)

Total income, net of insurance claims	5,188	–	77	(37)	(423)	4,805
Operating expenses	(3,285)	477	–	37	20	(2,751)

Trading surplus (deficit)	1,903	477	77	–	(403)	2,054
Impairment	(2,183)	–	–	–	(425)	(2,608)
Share of results of joint ventures and associates	10	–	–	–	(1)	9
Fair value unwind		–	–	–	829	829

(Loss) profit before tax	(270)	477	77	–	–	284

[1]	Comprises integration costs (£333 million) and the amortisation of purchased intangibles (£144 million).

LLOYDS BANKING GROUP PLC

NON-GAAP MEASURES (continued)

		Removal of:

Q1 2010	Lloyds Banking Group statutory	Acquisition related items[1]	Volatility arising in insurance businesses	Insurance gross up	Fair value unwind	Combined businesses
	£m	£m	£m	£m	£m	£m

Net interest income	3,029	–	5	393	81	3,508
Other income	9,314	–	(219)	(6,591)	42	2,546

Total income	12,343	–	(214)	(6,198)	123	6,054
Insurance claims	(6,310)	–	–	6,156	–	(154)

Total income, net of insurance claims	6,033	–	(214)	(42)	123	5,900
Operating expenses	(3,373)	597	–	42	–	(2,734)

Trading surplus (deficit)	2,660	597	(214)	–	123	3,166
Impairment	(1,911)	–	–	–	(504)	(2,415)
Share of results of joint ventures and associates	(28)	–	–	–	(1)	(29)
Fair value unwind		–	–	–	382	382

Profit (loss) before tax	721	597	(214)	–	–	1,104

[1]	Comprises integration costs (£435 million) and the amortisation of purchased intangibles (£162 million).

		Removal of:

Q4 2010	Lloyds Banking Group statutory	Acquisition related items[1]	Volatility arising in insurance businesses	Insurance gross up	PPI provision, customer goodwill payments provision and loss on disposal of businesses[2]	Fair value unwind	Combined businesses
	£m	£m	£m	£m	£m	£m	£m

Net interest income	3,150	–	41	558	–	(152)	3,597
Other income	9,770	–	(237)	(7,367)	–	(161)	2,005

Total income	12,920	–	(196)	(6,809)	–	(313)	5,602
Insurance claims	(6,895)	–	–	6,730	–	–	(165)

Total income, net of insurance claims	6,025	–	(196)	(79)	–	(313)	5,437
Operating expenses	(7,339)	741	–	79	3,700	32	(2,787)

Trading surplus (deficit)	(1,314)	741	(196)	–	3,700	(281)	2,650
Impairment	(3,218)	–	–	–	–	(537)	(3,755)
Share of results of joint ventures and associates	11	–	–	–	–	1	12
Loss on disposal of businesses	(365)	–	–	–	365	–	–
Fair value unwind		–	–	–	–	817	817

Loss (profit) before tax	(4,886)	741	(196)	–	4,065	–	(276)

[1]	Comprises the curtailment loss (£109 million), integration costs (£481 million) and the amortisation of purchased intangibles (£151 million).
[2]	Comprises the payment protection insurance provision (£3,200 million), the customer goodwill payments provision (£500 million) and the loss on disposal of businesses (£365 million).

LLOYDS BANKING GROUP PLC

NON-GAAP MEASURES (continued)

Underlying income

Underlying income excludes liability management gains and movements in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes from the Group’s income on a combined businesses basis. Management uses underlying income, a non-GAAP measure, as a measure of income and believes that it provides important information for investors because it is a comparable measure of the Group’s income. Total income, net of insurance claims, is the comparable GAAP measure to underlying income; a reconciliation of the Group’s statutory (IFRS) total income, net of insurance claims, to underlying income is shown below. Readers should be aware that underlying income excludes certain items, as indicated in the table below, reflected in the Group’s statutory (IFRS) total income, net of insurance claims.

	Three months ended 31 Mar 2011 £m	Three months ended 31 Mar 2010 £m	Three months ended 31 Dec 2010 £m

Total income, net of insurance claims – statutory	5,188	6,033	6,025
Volatility arising in insurance businesses	77	(214)	(196)
Insurance gross up	(37)	(42)	(79)
Fair value unwind	(423)	123	(313)
Liability management gains	–	(105)	–
Change in fair value of equity conversion feature of ECNs	398	173	311

Underlying income	5,203	5,968	5,748

LLOYDS BANKING GROUP PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc

By:	/s/ T Tookey

Name:	Tim J.W. Tookey
Title:	Group Finance Director

Dated:	13 May 2011